Exhibit (a)(2)

From: KBS Real Estate Investment Trust, Inc.

To: Financial Advisors

Re: KBS Real Estate Investment Trust, Inc. Board of Directors Makes Recommendation Regarding Tender Offer

On February 1, 2017, Everest REIT Investors I, LLC and Everest REIT Investors II, LLC jointly commenced an unsolicited tender offer to purchase up to 9,260,000 shares of the outstanding common stock (the “Common Stock”), par value $0.01 per share (the “Shares”), of KBS Real Estate Investment Trust, Inc. (the “Company”) at a price of $2.56 per Share in cash (the “Tender Offer”). After thoroughly and carefully reviewing and analyzing the terms and conditions of the Tender Offer, the Board of Directors of the Company unanimously recommends that the Company’s stockholders reject the Tender Offer and not tender their Shares.

For additional information, please access our SEC filings related to this matter, available on the SEC’s web site at www.sec.gov.